

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 6, 2018

Denis Razvodovskij
President
Newmarkt Corp.
P.O.Box 1408
5348 Vegas Drive
Las Vegas, Nevada 89108

> **Re: Newmarkt Corp**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed July 27, 2017**
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended July 31, 2017**
> **Filed January 25, 2018**
> **File No. 333-212821**

Dear Mr. Razvodovskij:

We have reviewed your January 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2018 letter.

Form 10-K for Fiscal Year Ended April 30, 2017

Item 15. Exhibits

1. We note your response to our previous comment 1. Please note that our prior comment 1 was also in regard to the Form 10-K noted above. Please amend this filing to include the certifications of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a) pertaining to section 302 of The Sarbanes-Oxley Act of 2002 (exhibit 31) and pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) pertaining to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (exhibit 32).

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended July 31, 2017

Exhibit 31

2. Please amend this filing to include a properly signed certification of the Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a). Additionally, revise the title of this certification as it pertains to section 302 of The Sarbanes-Oxley Act of 2002.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure